EXHIBIT 99.1

News Release dated November 18, 2014, Suncor Energy announces 2015 capital spending plan and production outlook

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces 2015 capital spending plan and production outlook

(All financial figures are approximate and in Canadian dollars unless otherwise noted)

Calgary, Alberta (Nov. 18, 2014) – Suncor Energy released its 2015 corporate guidance today, which includes capital spending of between $7.2 and $7.8 billion and planned average production of 540,000 to 585,000 barrels of oil equivalent per day.

“Our production guidance for next year reflects a continued trend of improved reliability and steady growth,” said Steve Williams, Suncor president and chief executive officer. “We remain focused on driving down our Oil Sands cash operating costs, underscoring our commitment to creating value for shareholders.”

Approximately 55 per cent or up to $4.3 billion of the 2015 capital spend is expected to go towards growth projects with over $2.0 billion earmarked for the Oil Sands segment.  About 45 per cent or up to $3.5 billion of Suncor’s 2015 capital spend is expected to be allocated towards sustaining capital investments focused on safe, reliable and efficient operations across the company’s assets.

“Our disciplined approach to building a strong balance sheet and prudently managing our capital program has positioned us to execute on our strategy even during periods of lower crude prices,” said Williams. “We will continue to invest in both our base business and in our key growth projects going forward and would expect to generate free cash flow even with Brent oil prices in the US$80 to US$85 per barrel range.”

Suncor also confirmed comments made in its Q3 release that total production for 2014 is anticipated to be in the low end of its annual guidance range, with Oil Sands operations production slightly below the lower end of the guidance range.

Suncor’s corporate guidance provides management’s outlook for 2015 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

Suncor Energy 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 suncor.com

Capital Expenditures ($ millions) (1)

	2015 Full Year Outlook November 18, 2014			% Growth Capital (2)
Oil Sands operations	2,600	-	2,900	20%
Oil Sands ventures	1,700	-	1,850	90%
Oil Sands segment	4,300	-	4,750	50%
Exploration and Production	1,750	-	1,850	95%
Refining and Marketing	975	-	1,000	10%
Corporate	175	-	200	65%
Total	7,200	-	7,800	55%

(1)         Capital expenditures exclude capitalized interest of $400 million - $500 million.

(2)         Balance of capital expenditures represents sustaining capital. For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of Suncor’s Management’s Discussion and Analysis dated October 29, 2014 (the “MD&A).

	2015 Full Year Outlook November 18, 2014

Suncor Total Production (boe/d) (1)	540,000	-	585,000

Oil Sands operations(bbls/d)	410,000	-	440,000
Syncrude (bbls/d)	32,000	-	36,000
Exploration and Production - Canada (boe/d)	53,000	-	58,000
Exploration and Production - International (boe/d) (1)	45,000	-	51,000

Suncor Refinery Throughputs
Eastern North America (bbls/d)	190,000	-	210,000
Western North America (bbls/d)	220,000	-	240,000
Suncor Refinery Utilization (2)
Eastern North America	86%	-	95%
Western North America	92%	-	100%

(1)            At the time of publication, production in Libya continues to be affected by political unrest and therefore guidance is not being provided.  Suncor Total Production excludes Libya production.

(2)            Refinery utilizations are based on the following crude processing capabilities:  Montreal – 137,000 bbls/d; Sarnia – 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City – 98,000 bbls/d.

For more detail on Suncor’s outlook and capital spending plan, see suncor.com/guidance.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: Suncor’s anticipated capital spending investment of between $7.2 and $7.8 billion (and expectations of where that spending will be directed); Suncor’s expectations around production, including planned average production of 540,000 to 585,000 barrels of oil equivalent per day; Suncor’s expectation of a continued trend of improved reliability and steady growth; Suncor’s focus on driving down its Oil Sands cash operating costs; Suncor’s expected ability to execute its strategy even during periods of lower crude prices; Suncor’s expectation that it will invest in both its base business and key growth projects going forward; Suncor’s expectation that it will be in the lower end of its annual guidance range for total production for 2014 and that Oil Sands operations production will be slightly below the lower end of the guidance range; and Suncor’s expectation around refinery throughputs and utilizations. In addition, the expectation that Suncor would generate free cash flow with Brent oil priced at US$80 to US$85 per barrel is a forward-looking statement. This statement is based on a number of assumptions, including: WTI Cushing of US$77 per barrel; Brent, Sullom Voe of US$82.50 per barrel; WCS, Hardisty of US$60 per barrel; Bitumen of US$44 per barrel; New York Harbor 3:2:1 crack spread of US$17 per barrel; AECO-C Spot natural gas price of $4 per GJ; US$/Cdn$ exchange rate of $0.87; upstream production of 563,000 boe/d; Oil Sands production (excluding Syncrude) of 425,000 bbls/d and capital expenditures of $7.5 billion plus capitalized interest of $500 million.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures (inclusive of capitalized interest) from cash flow from operations. Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure, cash flow provided by operating activities, for changes in non-cash working capital. For a further description of these non-GAAP measures, please refer to the MD&A. Readers are cautioned that these non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor’s corporate guidance is based on the following assumptions around oil prices:  WTI, Cushing of US$78 per barrel; Brent, Sullom Voe of US$85 per barrel; and WCS, Hardisty of US$60 per barrel.  In addition, the guidance is based on the assumption of a natural gas price (AECO-C Spot) of $4 per GJ and a US$/Cdn$ exchange rate of $0.87.  Assumptions for the Oil Sands and Syncrude 2015 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2015. Assumptions for the Exploration and Production - Canada and Exploration and Production - International 2015 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2015 corporate guidance include, but are not limited to:

•                 Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•                  Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company’s ability to produce or market its crude oil.

•                  Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the Notices of Reassessment (NORs) received by Suncor from the Canada Revenue Agency, Ontario and Quebec relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result, and (ii) Suncor may be required to post cash instead of security in relation to the NORs, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Suncor’s MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2014, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

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